SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: June 2007

Given Imaging Ltd.
(Exact name of registrant as specified in charter)

Hermon Building, New Industrial Park, Yoqneam 20692, Israel
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                         No X

EXPLANATORY NOTE

      On or about June 21, 2007, Given Imaging Ltd. sent to its shareholders of record copies of its 2006 Annual Report to Shareholders and its Notice of Annual General Meeting of Shareholders and Proxy Statement for a meeting to be held on July 18, 2007, in Israel. A copy of the Annual Report is attached to this report as Exhibit 99.1. A copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this report as Exhibit 99.2.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIVEN IMAGING LTD.

Date: June 22, 2007	By:	/s/ Ido Warshavski
		Name:	Ido Warshavski
		Title:	General Counsel & Corporate
Secretary

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Glossy Annual Report to Shareholders

99.2	Notice of Annual General Meeting of Shareholders and Proxy Statement, dated June 21, 2007.